UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42281

Premium Catering (Holdings) Limited

(Registrant’s Name)

6 Woodlands Walk

Singapore 738398

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Suspension of Trading

On October 16, 2025, the U.S. Securities and Exchange Commission (the “SEC”) issued an order suspending trading in the Company’s securities for the period from 4:00 a.m. EDT on October 17, 2025, through 11:59 p.m. EDT on October 30, 2025. The order is available at https://www.sec.gov/enforcement-litigation/trading-suspensions, and a copy of the order is attached hereto as Exhibit 99.1. On October 17, 2025, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents. The Company has not participated in any price manipulation activity and will fully cooperate with both the SEC and Nasdaq.

The Company’s business operations remain normal and are not affected by the suspension of trading in the Company’s securities.

Exhibits

99.1	SEC Order dated October 16, 2025, suspending trading.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Premium Catering (Holdings) Limited

Date: October 24, 2025	By:	/s/ Ben Ka Hei Wong
	Name:	Ben Ka Hei Wong
	Title:	Chief Financial Officer